October 30, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Jan Woo

Re:	Exeo Entertainment, Inc.

Registration Statement on Form S-1

Filed August 16, 2013

File No: 333-190690

Dear Ms. Woo:

Below are the responses of Exeo Entertainment, Inc. (the “Company”) to your letter dated September 11, 2013 in connection with the above-referenced filing.

General

1.	Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 1 07(b), include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

4478 Wagon Trail Ave · Las Vegas, NV 89118 · Phone 702-361-3188 · Fax 702-361-4359

Jeff Weiland

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: We have added the above disclosures to the Registration Statement addressing the above comment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not relied on Section 5(d) of the Securities Act. We have no research reports that have been published or distributed about our Company.

Prospectus Summary

Corporate Background and Business Overview, page 5

3.	Please disclose in the first section of the prospectus summary that you have not yet generated any revenues, that you have a net loss of $1,202,396 for the period from inception to May 31, 2013, and that your auditors have issued a going concern opinion.

Response: We have added this disclosure as requested.

Risk Factors, page 6

4.	Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

Response: We have added a risk factor addressing this issue.

Market for our Common Stock, page 13

5.	You state that you have 83 holders of record of your common stock as of August 12, 2013 but you list 102 selling shareholders. Please advise.

Response: We have revised the registration statement throughout to reflect the correct number of shareholders.

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Jeff Weiland

Selling Stockholders, page 13

6.	Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

Response: We have included this discussion in the Registration Statement as requested.

7.	Please disclose by footnote or otherwise the amount of shares of common stock issuable upon the conversion of warrants held by each of the selling shareholders. We note the disclosure on page 42 that you issued 1,557,042 stock warrants between December 1, 2012 and July 2, 2013. Update your disclosure on page 14 to reflect the stock warrants issued by the company after November 12, 2012.

Response: We have disclosed this information as requested.

Management, page 27

8.	Please clarify the statements that Jeffrey Weiland and Robert Amaral are devoting "100 percent" of their energy to the business of Exeo Entertainment, Inc. We note your disclosure on page F-13 that the two officers and directors of the company are also officers and directors of Digital Extreme Technologies, Inc. To the extent that Mr. Weiland and Mr. Amaral continue to work for Digital Extreme Technologies, please revise the biographical disclosure on page 27 and add a risk factor regarding any conflicts that may arise from their dual positions.

Response: We have clarified and revised our disclosure on page 27 to comport with the disclosure on page F-13 and added the appropriate risk factor in the Risk Factor section.

Significant Employees, page 28

9.	Please tell us what consideration you have given to identifying the one additional significant employee that you reference on page 28 and providing biographical information regarding this employee. See Item 401(c) of Regulation S-K.

Response: We have deleted this reference.

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Jeff Weiland

Certain Relationships and Related Transactions

Compensation of Officers, page 31

10.	Your discussion on page 31 appears to reference three others and directors, but we note that you only identify two officers and directors in the filing. Please identify the "[o]ne other officer" who received a grant of 100,000 stock options on August 15, 2012.

Response: Presently the Company has two officers; Robert Scott Amaral and Jeffrey Weiland. The Company granted former officer William Manciano a grant of 100,000 stock options on August 15, 2012. He is no longer an officer or director of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 38

11.	You state that that the company believes it has sufficient cash resources to meet its liquidity requirements for the next 12 months. For example, we note that your annual lease payments are $84,072 and that your annual executive compensation is $120,000. Given that you have total current assets of $173,145 as of May 31, 2013, please tell us the basis for your belief that you have sufficient cash resources to meet your liquidity requirements and explain how you have accounted for your expenses related to being a publicly reporting company.

Response: We have revised this disclosure to reflect the Company’s inadequate cash resources to meet its liquidity requirements over the next 12 months.

Part II

Item 15. Recent Sales of Unregistered Securities, page 42

12.	Please revise to disclose all sales of unregistered securities within the last three years. It appears that you have only disclosed the securities sold to 34 investors during the period from December 1, 2012 through July 2, 2013 and to the two officers and directors. However, we note that you are registering for resale shares being held by 102 separate investors. See Item 701 of Regulation S-K.

Response: We have revised this disclosure to accurately reflect the sale of all unregistered securities for the past 3 years.

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Jeff Weiland

Exhibits

13.	Please tell us what consideration you have given to filing your lease agreement as an exhibit to this registration statement. It appears that this is a related party agreement. See Item 601(b)(l0) of Regulation S-K.

Response: We have added the Lease as an Exhibit to the Registration Statement.

Exhibit 5.1

14.	We note that the resale registration statement relates to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future. Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

Response: The Legal Opinion has been revised as requested.

Please let us know if you have any further comments or questions.

Respectfully submitted,

/s/Robert S. Amaral
Robert Scott Amaral
Chief Executive Officer

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